UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

GILAT SATELLITE NETWORKS LTD.
(Name of Subject Company)

GILAT SATELLITE NETWORKS LTD.
(Name of Person(s) Filing Statement)

ORDINARY SHARES, PAR VALUE NIS 0.10 PER SHARE
(Title of Class of Securities)

M51474118
(CUSIP Number of Class of Securities)

RACHEL PRISHKOLNIK
VICE PRESIDENT AND GENERAL COUNSEL
GILAT SATELLITE NETWORKS LTD.
21 YEGIA KAPAYIM STREET
PETAH TIKVAH, ISRAEL
+972-3-925-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Steven J. Glusband, Esq.
Carter Ledyard & Milburn LLP
2 Wall Street
New York, New York 10005
(212) 732-3200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION.

        The name of the subject company is Gilat Satellite Networks Ltd., an Israeli company (the “Company”). The address and telephone number of the principal executive offices of the Company are 21 Yegia Kapayim, Petah Tikvah 49130, Israel; Telephone: +972-3-925-2000.

        The title of the class of equity securities to which this Statement relates is the Company’s Ordinary Shares, par value NIS 0.20 per share (the “Ordinary Shares”). As of June 15, 2009, there were 40,161,017 Ordinary Shares issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

        The name, business address and business telephone number of the Company, which is the subject company and the entity filing this Statement, are set forth in Item 1 above and are incorporated herein by reference. The Company’s website address is www.gilat.com. The information on the Company’s website should not be considered part of this Statement.

        This Statement relates to the offer by KCPS Satellite Communications, Limited Partnership, a limited partnership organized under the laws of the State of Israel (the “Purchaser”) to purchase from the Company’s shareholders 2,026,000 Ordinary Shares, which represents 5% of the outstanding Ordinary Shares, at a price of $3.65 per share, net to the seller in cash, less applicable withholding taxes, and without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Purchaser’s offer to purchase and related letter of transmittal (the “Offer”). The Offer is disclosed in a Tender Offer Statement on Schedule TO dated June 8, 2009 (the “Schedule TO”), filed by the Purchaser with the Securities and Exchange Commission (“SEC”). The Purchaser’s offer to purchase (the “Offer to Purchase”) is filed as Exhibit (a)(1)(A) , and the related letter of transmittal (the “Letter of Transmittal”) is filed as Exhibit (a)(1)(B), respectively to the Schedule TO.

        This description of the terms of the Offer is qualified in its entirety by reference to the Offer to Purchase, Letter of Transmittal and other related materials.

        The Schedule TO states that the address and telephone number of the principal executive offices of the Purchaser are KCPS PE Investment Management (2006) Ltd. One Azrieli Center (Round Tower), Tel Aviv 67021, Israel, telephone +972-3-777-9000.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        Except as described or referred to in this Statement, to the Company’s knowledge, as of the date on which this Statement was filed with the SEC, no material agreement, arrangement or understanding exists, nor is there an actual or potential conflict of interest, between (a) the Company, its executive officers, directors or affiliates and (b) the Purchaser.

        The Purchaser has stated that it has entered into a voting agreement dated June 5, 2009 (the “Voting Agreement”) with York Capital Management (“York”) with respect to the Ordinary Shares. Under the Voting Agreement, the Purchaser and York agreed to consult and coordinate with respect to the election of members of the board of directors of the Company and to consult on other matters subject to a shareholder vote.

        York currently beneficially owns 8,121,651 Gilat shares, representing approximately 20.2% of the outstanding Ordinary Shares. Under the Israeli Securities Law, it is deemed that the Purchaser and York each beneficially own all of the Ordinary Shares currently held by York. As a result, York and the Purchaser each may be deemed to have substantial influence over matters that require approval by the Company’s shareholders, including the election of directors and approval of significant corporate transactions. Further, Jeremy Blank, a managing director of York, serves as a director on the board of directors of the Company.

        York holds more than 35% of the pecuniary interest in KCS Private Equity I Fund, which is the sole limited partner of the Purchaser. The Purchaser disclaims that York exercises control over its management decisions.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

(a) Solicitation or Recommendation

Based upon a determination by the Board, the Board is expressing no opinion and is remaining neutral with respect to the Offer. Each shareholder must make its own decision as to whether to tender its Ordinary Shares and, if so, how many Ordinary Shares to tender. Mr. Jeremy Blank, a director of the Company, serves as a managing director of York. Therefore, he did not participate in the consideration of the Offer by the Board.

                Although the Board is expressing no opinion and is remaining neutral with respect to the Offer, the Board believes each shareholder should carefully read the Offer to Purchase, Letter of Transmittal and other related materials, and this Statement before making any decision regarding tendering its Shares and make such decision based on all of the available information, including the adequacy of the Offer Price in light of the recent market prices of the Ordinary Shares, the shareholder’s own investment objectives, the shareholder’s views as to the Company’s prospects and outlook, the factors described below and any other factors that the shareholder deems relevant to its investment decision. The Board suggests that shareholders consider, among other things, the following factors in deciding whether to tender their Ordinary Shares in the Offer:

—	Historical market prices of the Ordinary Shares: The closing price of the Ordinary Shares on the Nasdaq Global Market on June 16, 2009 was $3.84 per share, which is approximately 5% greater than the Offer Price. Shareholders should review the information regarding the Company’s share price performance set forth in Section 6 of the Offer to Purchase (“Price Range of the Shares, etc.”) and also obtain a current market quotation for the Ordinary Shares;

—	Financial condition, results of operations, business and prospects of the Company: Shareholders should review the Company’s financial information set forth in the Form 20-F and other reports of the Company filed with the SEC; and

—	Certain U.S. and Israeli tax considerations related to the tender of the Ordinary Shares: Shareholders should review the tax information set forth in Section 5 of the Offer to Purchase (“Material U.S. Federal Income Tax and Israeli Income Tax Consequences”). This tax information has not been reviewed by the Company and is noted herein for reference purposes only.

        In addition, shareholders should consult their own financial, tax and legal advisors and make such other investigations concerning the Offer as they deem necessary.

(b) Reasons

        The Board resolved to express no opinion and remain neutral with respect to the Offer for the following reasons:

—	The Company has not participated in, and takes no responsibility for, the Offer. The Board believes that a shareholder’s decision on whether or not to tender shares in the Offer and, if so, how many shares to tender, is a personal investment decision based upon each individual shareholder’s particular circumstances.

—	The Board does not have a recent valuation of the Company, and especially in light of the recent volatility of the capital markets, it is not feasible to obtain a definitive valuation of the Company necessary to form a basis for a recommendation within the applicable regulatory timeframe.

(c) Intent to Tender

        To the Company’s knowledge, after making reasonable inquiry, no executive officer, director, affiliate or subsidiary of the Company currently intends to tender any of the Ordinary Shares which are held of record or beneficially owned by such persons pursuant to the Offer.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        Neither the Company nor any person acting on its behalf has, directly or indirectly, employed, retained or compensated any other person to make solicitations or recommendations to shareholders on its behalf concerning the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        During the past sixty (60) days, no transactions in the Ordinary Shares have been effected by the Company or, to the Company’s knowledge, after making reasonable inquiry, by any executive officer, director, affiliate or subsidiary of the Company, except that on June 5, 2009, the Purchaser may be deemed to have become the beneficial owner of 8,121,651 Ordinary Shares as a result of entering into the Voting Agreement.

ITEM 7. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

        The Company is not undertaking or engaged in any negotiations in response to the Offer that relate to or would result in (i) a tender offer for or other acquisition of securities of the Company by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary thereof; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary thereof; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

        There are no transactions, Board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to or would result in one or more of the events referred to in the first paragraph of this Item 7.

ITEM 8. ADDITIONAL INFORMATION.

Israeli Companies Law

        As an Israeli company, the Company is subject to Section 328 of the Israel Companies Law, 1999-5759 (the “Companies Law”). In general, Section 328 provides that a “special tender offer” must be made by a purchaser of shares of a public company if, as a result of the acquisition, the purchaser would own more than 25% of the aggregate voting rights of the company and no other person owns at least 25% of the voting rights. Accordingly, in order for the Purchaser to purchase outstanding Ordinary Shares above the 25% threshold, the Purchaser is required to conduct a special tender offer meeting the requirements of Israeli law. In addition, under the Companies Law, once a shareholder owns in excess of 25% of the outstanding shares of a company, this shareholder may purchase shares in the open market or through private transactions, and not strictly through a tender offer, unless as a result of the purchase the shareholder would own in excess of 45% of the outstanding shares of the company, if no other person owns at least 45% of the voting rights of the company. Moreover, according to Section 334 of the Companies Law, for a period of one year following the consummation of a special tender offer, none of the bidder in such special tender offer, a person who controlled the bidder during such special tender offer or any entity under their control, may effect another tender offer with respect to shares of the subject company or a merger with the subject company, unless they undertook to effect such transaction as part of the initial special tender offer.

Rights of Shareholders in the Offer

        As set forth in the Offer to Purchase, a shareholder will have no appraisal rights with respect to the Offer, and shareholders may respond to the Offer by accepting the Offer or notifying the Purchaser of their objection to the Offer. Alternatively, they may simply do nothing and not tender their shares or object to the Offer. Under Israeli law, it is a condition to the Offer that the aggregate number of shares tendered in the Offer is greater than the number of shares represented in notices of objection. In making this calculation, the Purchaser is required to exclude shares held by it. In addition, as set forth in the Offer to Purchase, regardless of their initial response to the Offer, shareholders will be entitled to tender their Ordinary Shares pursuant to the Offer during an additional four calendar-day period commencing at the completion of the “Initial Offer Period”. During this four calendar-day period, shareholders who have tendered their Ordinary Shares pursuant to the Offer will have no withdrawal rights.

ITEM 9. EXHIBITS.

NO.	DESCRIPTION

(a)(1)	Offer to Purchase, dated June 8, 2009 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO of Purchaser filed with the SEC on June 8, 2009).

(a)(2)	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO of Purchaser filed with the SEC on June 8, 2009).

(e)(1)	Voting Agreement dated June 5, 2009, by and among the Purchaser and the shareholders of Gilat listed on Schedule 1 thereto (incorporated herein by reference to Exhibit (d) to the Schedule TO of Purchaser filed with the SEC on June 8, 2009).

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 17 2009

Gilat Satellite Networks Ltd. By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Vice President and General Counsel